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                                                               Filed pursuant to
                                                                  Rule 424(b)(3)
                                                          Registration Statement
                                                                  No.: 333-38229


Prospectus Supplement No. 1, dated January, 1998
(To Prospectus dated December 17,  1997)


                          SWISSRAY INTERNATIONAL, INC.

                                  Common Stock

                            Par Value $.01 Per Share

         On December 18, 1997, the Federal Food and Drug Administration approved the AddOn-Multi-System for marketing in the United States.

         On December 18, 1997, Ruedi G. Laupper entered into a five-year employment agreement with Swissray Management AG, a wholly owned subsidiary of Swissray International, Inc. (the "Company"), which agreement will be automatically renewed for another five years unless terminated by either party no later than December 31, 2001. Such agreement provides for (i) an annual salary of 276,000 Swiss francs or $192,683 (based on an exchange rate of 1.4324), (ii) a fixed annual bonus of 23,000 Swiss francs (or $16,057), and
(iii) a performance based bonus, based on the audited consolidated financial statements of the Company as of the end of the fiscal year. Such bonus shall be equal to 25% of EBIT (earnings before interest and taxes) and is payable in stock of Swissray International, Inc. valued at the average of the closing prices during the five business days following the filing of the Company's annual report on Form 10-K. In addition, the agreement entitles Mr. Laupper to a car allowance, five weeks of vacation, $698 per month for expenses and a "Bel Etage" insurance which provides certain pension benefits not mandated by Swiss law. If such employment agreement is terminated for reasons beyond the employee's control, Ruedi Laupper will receive 2 million Swiss francs (or $1,396,258) including any bonus. The Company guarantees the obligation of Swissray Management AG in the event of a default by it under such agreement.

         Ueli Laupper and Josef Laupper have entered into three-year employment agreements with Swissray Management AG on December 18, 1997, which agreements will be automatically renewed for another three years unless notice is given six months prior to the expiration date. Such agreements provide for salaries of $84,924 and 119,700 Swiss francs (or $83,566) respectively with annual bonuses of $7,077 and 9,975 Swiss
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francs (or $6,964) respectively, $1,500 and 1,000 Swiss francs (or $698) per month for expenses respectively and 20 days and 25 days of vacation respectively. The employment agreements of each of Ueli Laupper and Josef Laupper also provide for a car allowance. If either of such employees is terminated for easons beyond the employee's control, he will receive 500,000 Swiss francs (or $349,065).

         Herbert Laubscher has entered into an employment agreement with Swissray Management AG for an indefinite term, which agreement may be terminated upon one month notice during the first year of employment, two months notice after two years of employment and three months notice after ten years of employment. Such agreement provides for (i) an annual salary of 102,000 Swiss francs (or $71,209), (ii) an annual bonus of 8,500 Swiss francs (or $5,934),
(iii) 500 Swiss francs (or $349) per month for expenses and (v) 20 days vacation.

         All of these employment agreements are governed by Swiss law.

         On December 23, 1997, at the Company's Annual Meeting of Shareholders, Akbar Seddigh and Daniel A. Wuersch were elected to the Board of Directors of the Company, the shareholders ratified the appointment by the Board of Directors of the Company of Coopers & Lybrand, LLP as the Company's independent auditors and approved the Company's 1997 Stock Option Plan (the "Stock Option Plan").

         The purpose of the Stock Option Plan is to provide directors, officers and employees of, and consultants to the Company and its subsidiaries with additional incentives by increasing their ownership interests in the Company. Directors, officers and other employees of the Company and its subsidiaries are eligible to participate in the Stock Option Plan. Options may also be granted to directors who are not employed by the Company and consultants providing valuable services to the Company and its subsidiaries. In addition, individuals who have agreed to become an employee of, director of, or a consultant to the Company and its subsidiaries are eligible for option grants, conditional in each case on actual employment, directorship or consultant status. Awards of options to purchase Common Stock may include incentive stock options under Section 422 of the Internal Revenue Code ("ISOs") and/or non-qualified stock options ("NQSOs"). Grantees who are not employees of the Company or a subsidiary shall only receive NQSOs.

         The maximum number of options that may be granted under this plan shall be options to purchase 2,000,000 shares of Common Stock.

         The Compensation Committee will administer the Stock Option Plan. The Compensation Committee generally will have discretion to determine the terms of any

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option grant, including the number of option shares, exercise price, term, vesting schedule, the post-termination exercise period, and whether the grant will be an ISO or NQSO. Notwithstanding this discretion: (i) the number of shares subject to options granted to any individual in any calendar year may not exceed 200,000; (ii) the term of any option may not exceed 10 years (unless granted as an ISO to an individual or entity who possesses more than 10% of the voting power of the Company, which term may not exceed five years); (iii) an option will terminate as follows: (a) if such termination is on account of permanent and total disability (as determined by the Compensation Committee), such options shall terminate one year thereafter; (b) if such termination is on account of death, such options shall terminate six months thereafter; (c) if such termination is for cause (as determined by the Compensation Committee), such options shall terminate immediately; (d) if such termination is for any other reason, such options shall terminate three months thereafter; and (iv) the exercise price of each share subject to an ISO shall be not less than 100%, or, in the case of an ISO granted to an individual described in Section 422(b)(6) of the Code, 110% of the fair market value (determined in accordance with Section 422 of the Code) of a share of the Stock on the date such option is granted. Unless otherwise determined by the Compensation Committee, (i) the exercise price per share of Common Stock subject to an option shall be equal to the fair market value of the Common Stock on the date such option is granted; (ii) all outstanding options become exercisable immediately prior to a "change in control" of the Company (as defined in the Stock Option Plan) and (iii) each option shall become exercisable in three equal installments on each of the first, second and third anniversary of the date such option is granted.

         The Stock Option Plan may be amended, altered, suspended, discontinued or terminated by the Board of Directors without further shareholder approval, unless such approval is required by law or regulation or under the rules of the stock exchange or automated quotation system on which the Common Stock is then listed or quoted. Thus, stockholder approval will not necessarily be required for amendments which might increase the cost of the Stock Option Plan or broaden eligibility. The Stock Option Plan will remain in effect until terminated by the Board of Directors. No ISO may be granted more than ten years after the date of approval of the Stock Option Plan by the Company's shareholders.

         At the Annual Meeting of Shareholders, the shareholders of the Company also approved the increase of the Common Stock, which the Board of Directors of the Company is authorized to issue, from 30,000,000 to 50,000,000. On December 26, 1997, the Company filed an amendment to its Certificate of Incorporation with the Department of State of the State of New York.

         On December 29, 1997, the Company filed a Registration Statement with the Securities and Exchange Commission with respect to the sale of up to 6,221,580 shares of

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Common Stock by the holders of $5,848,285 principal amount of 8% Convertible
Debentures issued by the Company between November 26 and December 5, 1997.

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